May 13, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Chris Harley
H. Stephen Kim

Re:	Net 1 UEPS Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed August 20, 2015
File No. 000-31203

Ladies and Gentlemen:

            Net 1 UEPS Technologies, Inc. respectfully submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 7, 2016, relating to the above-referenced filing.

            In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each of the comments with our response thereto.

Form 10-K for the Fiscal Year Ended June 30, 2015

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 5. Accounts Receivable, Net and Finance Loans Receivables, Net, page F-21

1.     We note you had approximately $53.4 million of Cash payments to agents in South Korea that are amortized over the contract period and $46.4 million of Other receivables which were included in the Accounts Receivables line item on the balance sheet as of June 30, 2015. Citing authoritative accounting guidance, please explain, in sufficient detail, the underlying transactions which created the cash payments accounts receivables and how you accounted for them including the length of the contract period over which the cash payments are amortized and the related expense. Additionally, please tell us the nature of other receivables and whether any amounts are due under long-term contracts.

RESPONSE TO COMMENT 1

Our wholly-owned subsidiary in South Korea, KSNET Inc. (“KSNET”), provides value-added transaction processing services to merchants in that country. KSNET enters into written contracts with agents to assist with the acquisition and on-going support of merchants. These contracts typically have a term of three years. As of June 30, 2015, we had existing contracts with approximately 600 such agents, who collectively support approximately 225,000 merchants. Under these contracts, an agent agrees to provide support services to the merchants it has signed up and guarantees a minimum number of transactions per month from such merchants. In return, KSNET agrees to pay the agent a commission based on an agreed amount per transaction processed by the agent’s merchants. In order to incentivize and assist the agents with their working capital requirements, as per industry practice in South Korea, KSNET prepays (pays upfront) a portion of the total commission expected to be paid over the contract period immediately after an agent signs up a merchant. The agent is contractually bound to refund the unearned portion of the prepaid amount if the guaranteed monthly minimum transaction volume is not achieved. KSNET also obtains guarantee insurance and pledges of real estate from the contracted agents in order to secure the recoverability of prepayments in the event that the contract minimums are not achieved. Such events are infrequent and the value of recoveries is not significant.

The upfront portion of the commission paid (prepayment) is amortized evenly over the contract term. The amortization was included in selling, general and administration expense in our consolidated statement of operations for the years ended June 30, 2015, 2014 and 2013.

These amounts are considered to be amounts that are paid in advance of their use or consumption under ASC 340-10-05-4 and are considered part of a category of assets that are typically used up or expire within the normal operating cycle of an entity. The cash payments to agents in South Korea that are amortized over the contract period contain a short-term and a long-term component. As the long-term component of the prepaid amount to agents was less than 5% of total assets under §210.5 -02.17, we determined, in reliance on §210.4 -02, to combine the long-term amount with the amount in current assets and include footnote presentation under §210.5 -02 in the notes to our consolidated annual financial statements. We applied the presentation guidance contained in Regulation S-X Rule 5-02, Balance Sheets subparagraph 8 (§210.5 -02.8), and determined that the balance of $53.4 million should be separately disclosed in the notes to our consolidated annual financial statements because it represented more than 5% of total current assets ($991.2 million) as of June 30, 2015. We believe that footnote presentation would not have been required under §210.5 -02.17 had we included the long-term component of the prepaid amount to agents in long-term assets because such long-term amount was approximately 2.1% of total assets as of June 30, 2015 ($1.3 billion). We believe that the footnote provided helpful disclosure.

Nevertheless, we have evaluated the guidance in ASC 340-10-05-4, together with ASC 210-10-45-4, and concluded that we misclassified the long-term component of the prepaid amount to agents. Accordingly, we have restated our June 30, 2015, unaudited condensed consolidated balance sheet included in our Form 10-Q filed on May 6, 2016, to reclassify the June 30, 2015, long-term amount of approximately $27.4 million (2.1% of total assets) from accounts receivable, net of allowances, to other long-term assets. The restatement had no impact on our previously reported consolidated income, comprehensive income or cash flows from operating activities.

We also assessed the impact of this restatement on our disclosure controls and determined that the impact was neither quantitatively nor qualitatively significant. Our quantitative analysis included the application of guidance in §210.5 -02.8 and §210.5 -02.17 to the amounts restated in our June 30, 2015, unaudited condensed consolidated balance sheet. We believe that the misclassified long–term amount is not subject to estimation risk because (a) it is a defined figure that is determined from the contractual arrangement and is monitored by management and (b) the error that could have arisen cannot exceed the amount that has been restated as it is fully quantified. Our qualitative analysis was based on guidance in SAB 99, and included consideration of the impact of the restatement on (a) our statement of operations, past and present, (b) any incentive programs we may have in place and (c) any covenants or ratio analysis performed by users of the financial statements.

Other receivables include other prepayments (such as prepayment of insurance premiums), VAT refunds due, interest receivable on surplus cash, and other sundry receivables. None of these components comprises more than 5% of total current assets. There are no receivables under long-term contracts included in other receivables.

Our quarterly disclosure controls will continue to monitor the amount of prepaid and other current assets, to determine whether these amounts exceed the determined quantitative or qualitative materiality thresholds set by us. In that event, we will consider whether a reclassification is required to separately present such amounts, either on the face of the balance sheet, or in the notes.

Note 23. Operating Segments, pages F-49

2.      We note that during June 2014, the company’s chief operating decision maker (CODM) simplified its operating and internal reporting structures from five reportable segments to three. Please provide us with the following:

•	tell us who the CODM is and if there have been any changes in that function;

•	tell us your operating segments and whether there have been any changes;

•

tell us, in greater detail, how you identified your new reportable segments, including your aggregation analysis, and how they compare to your prior segments. We note, for instance, that certain prior segment was allocated to more than one of the current segments, which implies that you did not merely aggregate your prior segments in identifying your new segments; and

•	tell us how the CODM reviewed the prior segments and the relevant materials he/she reviewed and how the CODM reviews the current segments and the relevant materials he/she reviews.

RESPONSE TO COMMENT 2

•	tell us who the CODM is and if there have been any changes in that function

The Chief Executive Officer and Chief Financial Officer are the CODM as they evaluate operating results based on a variety of different financial reports and assess segment performance to allocate resources, and are actively involved in the day-to-day operations of our company. They have acted jointly as our CODM since 2004. There have been no changes in the CODM function since 2004.

•	tell us your operating segments and whether there have been any changes

Our three operating segments for fiscal 2014 and fiscal 2015 were:

o	South African transaction processing
o	International transaction processing
o	Financial inclusion and applied technologies.

Prior to fiscal 2014, we had five operating segments:

o	South African transaction-based activities
o	International transaction-based activities
o	Smart card accounts
o	Financial services
o	Hardware, software and related technology sales

•	tell us, in greater detail, how you identified your new reportable segments, including your aggregation analysis, and how they compare to your prior segments. We note, for instance, that certain prior segment was allocated to more than one of the current segments, which implies that you did not merely aggregate your prior segments in identifying your new segments

We would like to emphasize that our identified operating segments for fiscal 2015, as listed above and further described below, represent our reportable segments. We have not aggregated any of our identified operating segments into reportable segments.

Increased focus on South African financial inclusion services and disposal of non-core businesses

As we discuss in more detail below, our business in South Africa evolved significantly following the award of the South African Social Security Agency (“SASSA”) contract for the distribution of social grants on a national basis to us in February 2012. We also disposed of two businesses during fiscal 2014, and closed down one other, each of which we considered non-core to our activities. These developments resulted in the simplification of our operating and internal reporting structures (as further discussed in the paragraphs that follow) which impacted how our CODM analyzed our operating segments. We would like to emphasize that a new reporting structure was developed by our CODM after an analysis of our business activities in fiscal 2014. It was not a mere aggregation of the old operating segments.

Prior to the SASSA contract award in 2012, we had deployed a “closed-loop” payment system for the payment of grants in five of South Africa’s nine provinces and earned revenues from the provision of our proprietary smart cards (i.e., providing the back-end account management system which represented the smart card accounts segment) and the payment of grants through mobile payment workstations (i.e., receiving funds from SASSA and managing the payouts to beneficiaries which represented part of the South African transaction processing segment). We also offered financial services, exclusively unsecured loans, in two of these five provinces utilizing a manual system to initiate loans and a simple distribution network (this activity represented all of the revenue and substantially all of the income included in our financial services segment). Payment of grants and provision of smart cards were not interconnected with the provision of loans, and while there was overlap in the customer base, there was no operational or technological overlap.

Following the SASSA contract award in 2012, we opened approximately 10 million bank accounts and issued MasterCard-branded UEPS/EMV smart cards to cardholder recipients and deployed a completely “open” and inter-operable payment solution in all nine provinces. This materially impacted how the cardholder accounts were managed and processed compared to the previous solution. The opening of these bank accounts, together with the bank cards issued, allowed us to expand our service offering to include the provision of financial services to all these account holders (i.e., in all nine provinces), in accordance with the financial inclusion principles contained in our tender response. It also allowed us to utilize the existing payment infrastructure (ATMs and POS devices operated by other financial institutions) and to deploy our own inter-operable ATM and POS network to provide financial inclusion services to our cardholders. We deployed a common technology platform for the provision of these financial inclusion services. This technology platform enabled two main activities: transaction processing and the provision of financial inclusion services. Significantly, the technology used to provide these transactional accounts (including the software, hardware and security modules) is developed by us (or heavily customised) and forms an integral part of our payment and financial services solutions – hence the description “applied technologies”. We completed the registration of the 10 million cardholder recipients during fiscal 2014. The provision of financial services and our payment infrastructure scaled significantly towards the end of this registration process which, together with disposal and closure of the three businesses mentioned above, resulted in the change in how the CODM evaluated our business. Our CODM therefore analyses all of the foregoing activities in terms of two segments—South African transaction processing and financial inclusion and applied technologies.

Renaming of international transaction-based activities and allocation of amortization to Corporate/Eliminations

We renamed our international transaction-based activities operating segment “international transaction processing” in fiscal 2014 to align better with the naming of the South African transaction processing operating segment. However, the nature of that operating segment’s activities did not change significantly from 2013 to 2014.

Under our new reporting structure, acquisition-related intangible asset amortization is allocated to Corporate / Eliminations, whereas previously, the amortization was allocated directly to the identified operating segments.

•	tell us how the CODM reviewed the prior segments and the relevant materials he/she reviewed and how the CODM reviews the current segments and the relevant materials he/she reviews.

The methodology of review followed for the prior segments has not changed for the current segments. This methodology is described in more detail below.

Our CODM has regular discussions with our business unit leaders, regarding the performance of their operations and utilizes the feedback from these discussions and financial information to assess the performance of the operating segments. The CODM receives information on a quarterly basis which comprises the revenue and operating income of the operating segments. This information is reviewed and analyzed at the end of each quarter and once finalized it is included in a quarterly board pack. The CODM uses this financial information to allocate resources or assess the performance of our organization. In addition, on a quarterly basis, we provide our CODM and our board of directors with comprehensive financial information. While this information may vary slightly from quarter to quarter, the following is a list of the information that is generally provided on a quarterly basis:

o	Allocation of management accounts by business unit to operating segments;
o	Business unit reports presenting quarterly abridged income statement information, key performance indicators (i.e., number of transactions processed) and comparisons against budget and prior year;
o	Cost per staff by unit;
o	Latest draft of the appropriate filing on either Form 10-Q or Form 10-K;
o	Latest draft of our earnings press release;
o	Liquidity report including a schedule of cash balances, description of any significant expected cash outflows such as debt repayments, capital expenditures and acquisitions etc.;
o	Tax status report;
o	Schedule of cash shortages; and
o	Schedule of prefunding to merchants in South Africa.

The CODM also uses the following recurring operating information to allocate resources and assess the performance of our organization:

o	Daily reports for South African processing activities detailing the number of grants processed, the number of ATM transactions processed, and the number of EPE cards issued;
o

For financial inclusion and applied technologies, daily reports detailing the number of mobile transactions and the number of loans granted and weekly reports detailing the number of insurance policies sold in South Africa; and

o	Monthly reporting pack from international transaction processors containing an abridged income statement and detailing key performance indicators.

*                          *                          *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am available to discuss our response at your convenience. Please do not hesitate to call me at +27 11 343 2014, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.

Very truly yours,

Net 1 UEPS Technologies, Inc.

By:	/s/ Herman G. Kotzé
Name:	Herman G. Kotzé
Title:	Chief Financial Officer